UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 184TH MEETING OF THE BOARD OF

DIRECTORS HELD ON SEPTEMBER 12, 2011

1.  DATE, TIME AND PLACE: On the 12th (twelfth) day of the month of September  2011, at 14:00 (two p.m.), at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the city of São Paulo, São Paulo State.

2.  CALL: The meeting was called pursuant to Paragraph 3  of Article 18 of the Bylaws of CPFL Energia.

3.  ATTENDANCE: All members of the Board of Directors ("Board").

4.  CHAIR: Chairman – Murilo Passos and Secretary –  Gisélia Silva.

5.   AGENDA: Review, discuss and approve the following matters: (i)  amendment of the Bylaws of the Company, to: (i.1)  adapt it to changes in the Listing Rules of the Novo Mercado of BM&FBovespa ("Novo Mercado Rules"), in effect since May 10, 2011, (i.2)  extinguish the positions of Chief Power Distribution Executive Officer, Chief Power Generation Executive Officer and Chief Power Management Executive Officer to create the posts of Chief Operations Executive Officer and Chief Institutional Executive Officer and redefine the competences of the Chief Executive Officer and the Executive Officers in accordance with the organizational restructuring being conducted by CPFL Energia, approved by the Board of Directors at the 177th meeting held on May 25, 2011, and (i.3)  make adjustments in the text and renumber the articles; (ii)  consolidation of the Bylaws, in accordance with the amendments proposed in item (i) above; (iii)  adjust the amount of remuneration of the Company's Management  set by the Ordinary General Shareholders’  Meeting held on April 28, 2011, for redistribution of the compensation amounts of the Executive Officers of CPFL Energia and the subsidiaries; (iv)  conven an Extraordinary General Shareholders'  Meeting of the Company for approval of items (i) to (iii) above and (v)  provide a guarantee, by CPFL Energia, of the funding to be obtained by Companhia Paulista de Força e Luz ("CPFL Paulista") and Rio Grande Energia S.A. ("RGE"), through Law No. 4131.

6. SUBJECTS DISCUSSED AND RESOLUTIONS:

The Chairman of the Board opened the meeting and communicated to all members present that the vote of members appointed by the controlling shareholders will be computed pursuant to items 5.1, 5.6.2, and 7.4 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 05, 2003 and December 6, 2007.

After examining the topics on the Agenda, the Board members resolved, by unanimous vote and without any restrictions, in accordance with the provisions of items "a", "d" and "q" of Article 18 of the Bylaws:

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(i)        Approved  the amendment of  the Bylaws of the Company, to: (i.1) adapt it to new version of the Listing Rules of the Novo Mercado of BM&FBovespa ("Novo Mercado Rules"),  effective since May 10, 2011; (i.2) extinguish the positions of Chief Power Distribution Executive Officer, Chief Power Generation Executive Officer and Chief Power Management Executive Officer to create the positions of Chief Operations Executive Officer and Chief Institutional Executive Officer and redefine the powers of the Chief Executive Officer and the Executive Officers in accordance with the organizational restructuring of CPFL Energia and approved by the Board of Directors at the 177th meeting held on May 25, 2011 and (i.3) make adjustments in the texts and renumber the articles;

(ii)       Approved  the consolidation of the Bylaws of CPFL Energia in accordance with amendments adopted in item (i) above;

(iii)      Approved  the adjustment of CPFL Energia's remuneration values established by the Ordinary General Shareholders’ Meeting held on April 28, 2011 for the period of May 2011 to April 2012, for redistribution of the compensation amounts to the Executive Officers of CPFL Energia and the subsidiaries, with the remuneration values referring to members of the Board of Directors remaining unchanged, and furthermore registering there shall be no additions to the overall total amount of remuneration of the statutory officers and functional officers as foreseen in CPFL Energia's consolidated budget;

(iv)      Approved  the convening of an Extraordinary General Shareholders’  Meeting of the Company for the purpose of discussing the topics listed in items (i) to (iii) above; and

(v)       Approved, pursuant to item  "u" of Article 18 of the Bylaws of the Company, and based on conditions outlined in Board of Executive Officer's Resolution No. 2011058, the providing of a guarantee by CPFL Energia, in the form of surety or aval, for financing to be obtained by its subsidiaries Companhia Paulista de Força e Luz ("CPFL Paulista") and Rio Grande Energia S.A. ("RGE") (together the "Subsidiaries"), through Law 4,131/62, in the total amount in foreign currency corresponding of up to R$ 340,000,000.00 (three hundred and forty million reais), recommending  the representatives of the Company on the respective management bodies of the Subsidiaries to cast favorable votes for approval of the aforementioned financing, pursuant to respective Board of Executive Officer's Resolutions Nos. 2011071 and 2011891.

7. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and the Secretary. Murilo Passos - Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Palaia, Renê Sanda, Carlos Alberto Moreira, Ana Dolores M. Carneiro de Novaes and Gisélia Silva – Secretary.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 20, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.